UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 14 October, 2024

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _____ No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _____ No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No __X__

ENCLOSURES:

Sens Announcement dated 3 October 2024: Dealings in securities by the directors and prescribed officers of Sasol Limited and directors of major subsidiairies

Sens Announcement dated 7 October 2024: Correction announcement: Error in dealings in securities by the directors and prescribed officers of Sasol Limited and directors of major subsidiaries

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
(Sasol, the Company)

DEALINGS IN SECURITIES BY THE DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES

In compliance with paragraphs 3.63 to 3.66 of the JSE Limited Listings Requirements (Listings Requirements), the following information is disclosed relating to dealings in securities of Sasol by Directors and Prescribed Officers of Sasol Limited and Directors of major subsidiaries.

For Sasol Limited Executive directors, Prescribed Officers and Senior Vice Presidents the award for financial year (FY) 2022 partly vested at the achievement of corporate performance targets (CPTs) as applicable to the award. The balance of the long-term incentive (LTI) award made in FY22 will vest in FY27 subject to the rules of the Plan. For other participants, the full award vests in FY25, subject to the achievement of targets.

The Directors and Prescribed Officers below have transacted in securities awarded and accepted in FY22 in terms of the rules of the 2016 LTI plan. These awards are annual awards and carry Corporate Performance and time based vesting Targets.

The Participants have the option to retain all shares; sell sufficient shares to cover the tax liability and retain the balance thereof; or, to sell the vested shares. Directors and Prescribed Officers of Sasol Limited have to adhere to minimum shareholding requirements (MSR). The dealings are as set out below.

Transaction date:	27 September 2024
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
S Baloyi	Sasol Limited: Director	3 665	113,87	417 334
Bruns, W P	Sasol Limited: Director Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	3 104	113,87	353 452
Laxa, L M	Sasol South Africa Limited: Director	4 308	113,87	490 552
Pillay, S D	Sasol Limited: Prescribed Officer	3 248	113,87	369 850
Powys, M	Sasol Oil (Pty) Ltd: Director	2 836	113,87	322 935
Wenhold, H	Sasol Limited: Prescribed Officer	5 592	113,87	636 761

1. Vesting price

Transaction date:	27 September 2024
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	$0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (ZAR)[1]	Total value of the transaction (ZAR)
Herrmann, C H	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	4 773	6,72	32 075

1. Vesting price

Transaction date:	27 September 2024
Class of securities:	Sasol ordinary shares
Issue price per share:	R0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (ZAR)[1]	Total value of the transaction (ZAR)
Baloyi, S[3]	Sasol Limited: Director	3 451	114,4986	395 135
Bruns, W P	Sasol Limited: Director Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	2 923	114,4986	334 679
Kahla, V D[2]	Sasol Limited: Director Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	13 916	114,4986	1 593 363
Laxa, L M	Sasol South Africa Limited: Director	4 506	114,4986	464 406
Mokoena, C K[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	11 431	114,4986	1 308 833
Mokomela, D T	Sasol South Africa Limited: Director	6 868	114,4986	786 376
Moloi, D C	Sasol Oil (Pty) Limited: Director	5 641	114,4986	645 887
Nndwammbi, N G	Sasol Oil (Pty) Limited: Director Sasol South Africa Limited: Director	6 994	114,4986	800 803
Pillay, S D[3]	Sasol Limited: Prescribed Officer	3 058	114,4986	350 137
Powys, M	Sasol Oil (Pty) Ltd: Director	2 669	114,4986	305 597
Stofberg, N	Sasol Chemicals USA LLC	9 374	114,4986	1 073 310
Wenhold, H[3]	Sasol Limited: Prescribed Officer	5 265	114,4986	602 835

[1] Average selling price per share is based on transactions effected by the Company on 27 September 2024. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.

[2] Executives have achieved the required level of minimum shareholding and are therefore permitted to sell vested shares.

[3] In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the day of trading are as follows:

Date	Highest price (ZAR)	Lowest price (ZAR)	Volume Weighted Average Price (ZAR)
27 September 2024	116,10	113,03	114,4986

Transaction date:	27 September 2024
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	$0,00
Nature of transaction:	Sale of vested shares on-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Selling Price per share (USD)[1]	Total value of the transaction (USD)
Herrmann, C H[2]	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	4 968	6,7325	33 436

[1] Average selling price per share is based on transactions effected by the Company on 27 September 2024. Proceeds are allocated to the shares sold by Directors / Prescribed Officers, as with all participants, based on the outcome of the bulk sale.
[2] In terms of the MSR policy, Directors and Prescribed Officers may sell vested shares to cover the taxation and transaction cost on the LTI award.

The highest and lowest prices, as well as the VWAP price for the days of trading are as follows:

Date	Highest price (USD)	Lowest price (USD)	Volume Weighted Average Price (USD)
27 September 2024	6,77	6,69	6,7325

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal has been obtained for the transactions set out above.

3 October 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)

Sasol Ordinary Share codes:	JSE: SOL	NYSE: SSL
Sasol Ordinary ISIN codes:	ZAE000006896	US8038663006
Sasol BEE Ordinary Share code:	JSE: SOLBE1	
Sasol BEE Ordinary ISIN code:	ZAE000151817	

(Sasol, the Company)

CORRECTION ANNOUNCEMENT: ERROR IN DEALINGS IN SECURITIES BY THE DIRECTORS AND PRESCRIBED OFFICERS OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES

Shareholders are referred to the announcement published by Sasol on the Stock Exchange News Service on 3 October 2024 wherein dealings in securities by the directors and prescribed officers of Sasol Limited and Directors of major subsidiaries were announced.

Shareholders are advised that the currency indicated in the price per share and total value of the transaction column headings for C H Hermann is incorrect and the ZAR value should be reflected in USD as follows:

Transaction date:	27 September 2024
Class of securities:	Sasol American Depositary Receipts (ADR) each representing one Sasol ordinary share
Issue price per share:	USD 0,00
Nature of transaction:	Retention of vested shares off-market
Nature and extent of interest:	Direct beneficial

Name	Company and designation	Number of shares	Price per share (USD)[1]	Total value of the transaction (USD)
Herrmann, C H	Sasol Limited: Prescribed Officer Sasol Oil (Pty) Limited: Director	4 773	6,72	32 075

1. Vesting price

All other information contained in the announcement dated 3 October 2024 remains correct and unchanged.

7 October 2024
Sandton

Equity Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 14 October 2024

By: /sgd/H Joubert
Name: H Joubert
Title: Acting Group Company Secretary